Exhibit 99.2

DELTA TECHNOLOGY HOLDINGS LIMITED

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS

	January 31, 2019
	Delta Tech	Pro Forma adjustments	Notes	Pro Forma

ASSETS
Cash and cash equivalents	$5,499,929	$1,690,533	(a)(b)	7,249,929
Trade and other receivables	13,414,988	(13,193,178)	(a)	221,810
Inventories	4,713,392	(4,703,647)	(a)	9,745
Total current assets	$23,628,309	$(16,206,292)		$7,422,017

Property, plant and equipment, net	41,405,172	(41,029,053)	(a)	376,119
Land use rights	1,910,720	(1,910,720)	(a)	-
Intangible assets	58,063	-		58,063
Other noncurrent assets	279,077	-		279,077
Deferred tax assets	512,883	(512,883)	(a)	-
Total assets	$67,794,224	$(59,658,948)		$8,135,276

LIABILITIES AND SHAREHOLDERS’ (DIFICIT) EQUITY
Liabilities
Trade and other payables	$21,422,092	$(21,029,650)	(a)	$392,442
Bank borrowings	63,979,028	(63,979,028)	(a)	-
Income tax payables	182,431	(182,431)	(a)	-
Deferred tax liabilities	592,061	(592,061)	(a)	-
Total liabilities	86,175,612	(85,783,170)		392,442

Shareholders’ Equity
Common Stock	2,266	-		2,266
Additional paid-in capital	55,819,373	(6,242,348)	(a)	49,577,025
Statutory reserves	7,180,500	(7,180,500)	(a)	-
(Accumulated losses)/Retained earnings	(87,910,135)	46,156,289	(a)(c)	(41,754,008)
Accumulated other comprehensive income (loss)	6,526,608	(6,609,219)	(a)	(82,449)
Total Shareholders’ (Deficit)/Equity	(18,381,388)	26,124,222		7,802,301
Total Liabilities and Shareholders’ (Deficit)/Equity	$67,794,224	$(59,658,948)		$8,135,276

DELTA TECHNOLOGY HOLDINGS LIMITED

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENTS

FOR THE EIGHT MONTHS ENDED JANUARY 31, 2019

	For the eight months ended January 31, 2019
	Delta Tech	Pro Forma adjustments	Notes	Pro Forma

Revenue	$22,309,297	$(22,204,299)	(d)	$104,998
Cost of sales	(22,444,919)	22,391,716	(d)	(53,203)
Gross profit	(135,622)	187,417		51,795

Operating expenses
Selling expenses	(1,909,176)	1,873,957	(d)	(35,219)
General and administrative expenses	(2,052,427)	1,649,208	(d)	(403,219)
Total operating expenses	(3,961,603)	3,523,165		(438,438)

Other income (expenses)
Interest expenses	(444,604)	444,604	(d)	-
Interest income	652	-		652
Other expenses, net	(89,957)	89,951	(d)	(6)
Total other (expenses) income	(533,909)	534,555		646

Loss before income taxes	(4,631,134)	4,245,137		(385,997)

Income tax expense	-	-		-

Net loss	$(4,631,134)	$4,245,137		$(385,997)

Loss per Share- Basic and Diluted	$(0.33)	$0.30		$(0.03)

Weighted Average Shares Outstanding-Basic and Diluted	13,857,988	13,857,988		13,857,988

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(a)	These adjustments reflect the elimination of assets and liabilities attributable to the special chemical business which is to be spin-off or disposed of.

(b)	This adjustment reflects the receipt of cash consideration at the closing of the transaction of US$1,750,000, after reduction for transaction costs and cash, as of January 31, 2019.

(c)	This adjustment reflects the loss on the spin-off or disposal transaction based on the net assets as of January 31, 2019. This estimated gain has not been reflected in the Pro Forma Consolidated Statements of Operations as it is considered to be nonrecurring in nature. No adjustment has been made to the sale proceeds to give effect to any potential post-closing adjustment under the terms of the agreement.

(d)	These adjustments reflect the elimination of operating revenues, costs and expenses attributable to the special chemical business which is to be spin-off or disposed of.

(e)	On December 31, 2018 the Company entered into a certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act pursuant to which the Company agreed to sell 7,500,000 shares of its Ordinary shares, par value $0.0001 per share at a per share purchase price of $0.55 up to an aggregate gross proceeds of four million one hundred twenty-five thousand dollars ($4,125,000). On January 20, we closed the transaction by issuance of 7,500,000 shares and receipt of the gross proceeds. As of January 31, 2019, Delta Tech’s cash and cash equivalents of $5,499,929 included the gross proceeds.

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